

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2010

Mr. Matt J. Colbert
Chief Financial Officer
Gold Crest Mines, Inc.
724 E Metler Lane
Spokane Valley, WA

> **Re:** **Gold Crest Mines, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 25, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
> **Filed April 30, 2009**
> **File No. 000-52392**

Dear Mr. Colbert:

We have completed our review of your 2008 Form 10-K, and related amendment, and do not, at this time, have any further comments.

Sincerely,

Mark C. Shannon
Branch Chief